EXHIBIT 35.1

WASHINGTON MUTUAL BANK

OFFICER’S CERTIFICATE
ANNUAL STATEMENT OF COMPLIANCE

            I, H. John Berens, an authorized officer of Washington Mutual Bank (the “Servicer”), do hereby certify to WaMu Asset Acceptance Corp. (the “Depositor”), pursuant to the Pooling and Servicing Agreement dated as of February 1, 2007 (as amended, the “Servicing Agreement”) by and between the Depositor, the Servicer, LaSalle Bank, National Association, as Trustee, and Christiana Bank & Trust Company, as Delaware Trustee,  the following with respect to Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA2 Trustfor the 2007 fiscal year  (the “Relevant Year”):

1.  A review of the activities of the Servicer during the Relevant Year and of performance under the Servicing Agreement has been made under my supervision.

2.  To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the Relevant Year, except that, prepayment fees due to investors were calculated incorrectly on certain loans with deferred interest, resulting in a shortfall in the distributions to those investors. The amount due as a result of these miscalculations will be delivered to the applicable Trustee for distribution once analysis of this matter has been completed and the amounts have been determined. Processes and procedures have been implemented and are currently being validated to provide for more accurate calculation of prepayment fees.

Dated as of March 1, 2008.

/s/ H. John Berens Name: H. John Berens Title: Senior Vice President